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Annual Statement as to Compliance

For the Year Ended December 31, 2018

Morgan Stanley Capital I Inc. Commercial Mortgage Pass-Through Certificates

Series 2016-UBS9

Re: Morgan Stanley Capital I Inc., Commercial Mortgage Pass Through Certificates, Series 2016-UBS9, issued pursuant to the Pooling and Servicing Agreement dated as of March 1, 2016 (the “Pooling and Servicing Agreement”), among Morgan Stanley Capital I Inc., as Depositor, KeyBank National Association, as Master Servicer, CWCapital Asset Management LLC, as Special Servicer, Wells Fargo Bank National Association, Trustee, Certificate Administrator, Park Bridge Lender Services LLC, as Operating Advisor and Asset Representation Reviewer.

Pursuant to Section 11.15 of the Pooling and Servicing Agreement governing the referenced transaction (the “Servicing Agreement”), I hereby attest that:

         i.            To the best of my knowledge, Berkadia, as Sub-Servicer, is not involved with any pending litigation or governmental proceedings against us, as Sub-Servicer, as the case may be, or with respect to any of its property, that, in each such case, would be material to Certificate holders and

       ii.            There are no affiliations of the type described in Item 1119 of Regulation AB or relationships of the type described in Item 1119 of Regulation AB that have developed following the Closing Date between the us, as Sub-Servicer and any of the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator (or any other parties identified in writing by the requesting party), as such affiliation or relationship relates to the Morgan Stanley Capital I Inc., Series 2016-UBS9 transaction.

Berkadia,

/s/ Mark E. McCool

Mark E. McCool

President

February 10, 2019